Hilton Group PLC



Ladbrokes PLC


SEC MAIL
RECEIVED
PROCESSING
APR 18 2006
WASH. D.C.
209
SECTION

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") YESTERDAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE COMPANIES ACT 1985, FROM CREDIT SUISSE ("CS") THAT AS AT 10 APRIL 2006 THE INTERESTS OF THE CS COMPANIES LISTED BELOW HAVE INCREASED TO 55,876,462 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 3.21% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

CS HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
CREDIT SUISSE SECURITIES (EUROPE) LIMITED	46,844,821
CREDIT SUISSE INTERNATIONAL	9,031,641
TOTAL	55,876,462


SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH, D.C.
209
SECTION

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") YESTERDAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE COMPANIES ACT 1985, FROM LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED ("L&G") THAT ITS INTEREST ON 10 APRIL 2006 HAD DECREASED TO 76,092,548 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTERESTS REPRESENTED 4.65% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. L&G HAVE ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:

	SHARES
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945	578,112
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 923363	1,066,300
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942199	1,867,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942229	1,867,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942217	1,843,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942205	1,796,300
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942175	1,836,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942187	1,936,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245	4,680,173
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206	38,265,867
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 969995	3,763,114
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332	330,942

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 916681	83,227
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 922437	6,300
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 754612	5,755,328
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866203	3,021,833
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 282605	3,084,153
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509	2,409,033
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 766793	682,300
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 824434	288,973
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 924422	723,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 985551	207,693
TOTAL	76,092,548


RECEIVED
APR 1 8 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 11 APRIL 2006

1. Name of *applicant*:

LADBROKES PLC

2. Name of scheme

1978 SHARE OPTION SCHEME
INTERNATIONAL SHARE OPTION SCHEME
1994 SHARE OPTION SCHEME
1983 SAVINGS RELATED SHARE OPTION SCHEME
OWN SHARE PLAN
PERFORMANCE SHARE PLAN

3. Period of return:

From 1 OCTOBER 2005 To 31 MARCH 2006

4. Balance under scheme from previous return:

14,667,885

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

20,000,000

6. Number of *securities* issued/allotted under scheme during period:

30,058,443

7 Balance under scheme not yet issued/allotted at end of period

4,609,442

8. Number and *class* of *securities* originally listed and the date of admission

ORDINARY SHARES OF 10P EACH

9. Total number of *securities* in issue at the end of the period

1,634,206,242

Name of contact	MIKE NOBLE
Address of contact	IMPERIAL HOUSE, IMPERIAL DRIVE, RAYNERS LANE, HARROW, MIDDLESEX HA2 7JW
Telephone number of contact	020 8515 5799

Signed by:
Company Secretary
for and on behalf of

Name of applicant: LADBROKES PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


RECEIVED
APR 18 2006

BLOCKLISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 11 APRIL 2006

1. Name of *applicant*:

LADBROKES PLC

2. Name of scheme

LGF (JERSEY) LIMITED £300M GUARANTEED CONVERTIBLE BONDS DUE 2010

3. Period of return:

From 1 OCTOBER 2005 To 31 MARCH 2006

4. Balance under scheme from previous return:

NIL

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

5,000,000 AND 100,384,615

6. Number of *securities* issued/allotted under scheme during period:

384

7 Balance under scheme not yet issued/allotted at end of period

115,384,231

8. Number and *class* of *securities* originally listed and the date of admission

ORDINARY SHARES OF 10P EACH

9. Total number of *securities* in issue at the end of the period

1,634,206,242

Name of contact MIKE NOBLE

Address of contact IMPERIAL HOUSE, IMPERIAL DRIVE, RAYNERS LANE, HARROW, MIDDLESEX HA2 7JW

Telephone number of contact 020 8515 5799

Signed by:
Company Secretary
for and on behalf of

Name of applicant: LADBROKES PLC

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.


SEC MAIL
RECEIVED
PROCESSING
APR 18 2006
WASH. D.C.
209
SECTION

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM CREDIT SUISSE ("CS"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 7 APRIL 2006 CS AND ITS SUBSIDIARIES NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.


SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH. D.C.
209
SECTION

Ladbrokes PLC

2005 ANNUAL REPORT AND ASSOCIATED DOCUMENTATION

COPIES OF THE FOLLOWING DOCUMENTS HAVE BEEN SUBMITTED TO THE UK LISTING AUTHORITY:

1. THE 2005 ANNUAL REPORT
2. LADBROKES REVIEW
3. THE SHAREHOLDER CIRCULAR REGARDING THE 2006 ANNUAL GENERAL MEETING
4. THE FORM OF PROXY
5. THE FORMS OF DIRECTION

THESE WILL SHORTLY BE AVAILABLE FOR INSPECTION AT THE UK LISTING AUTHORITY'S DOCUMENT VIEWING FACILITY WHICH IS SITUATED AT:

FINANCIAL SERVICES AUTHORITY
25 THE NORTH COLONNADE
CANARY WHARF
LONDON
E14 5HS
TEL. NO. (0)20 7066 1000


SEC MAIL
RECEIVED
PROCESSING
APR 18 2006
WASH, D.C.
209
SECTION

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")
SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION YESTERDAY, PURSUANT TO PART VI OF THE ACT, FROM DEUTSCHE BANK AG ("DEUTSCHE") THAT DEUTSCHE AND ITS SUBSIDIARIES NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.


SEC MAIL PROCESSING
RECEIVED
APR 18 2006
WASH. D.C.
209
SECTION

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*NO. OF DIVIDEND SHARES AWARDED*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	19	9	0	3,009
JOHN O'REILLY	19	9	0	3,009
PDMRs				
MIKE O'KANE	19	9	0	3,009
MICHAEL NOBLE	19	9	0	3,009

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 APRIL 2006 AT 394.00P PER SHARE
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.